Exhibit 99.1

Can - Fite Presentation – January 2017

This presentation contains forward - looking statements, about Can - Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects . In addition, from time to time, Can - Fite or its representatives have made or may make forward - looking statements, orally or in writing . Forward - looking statements can be identified by the use of forward - looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters . These forward - looking statements may be included in, but are not limited to, various filings made by Can - Fite with the U . S . Securities and Exchange Commission (the “SEC”), press releases or oral statements made by or with the approval of one of Can - Fite’s authorized executive officers . Forward - looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made . Because forward - looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can - Fite’s actual results to differ materially from any future results expressed or implied by the forward - looking statements . Many factors could cause Can - Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward - looking statements, including, but not limited to, the factors summarized in Can - Fite’s filings with the SEC and in its periodic filings with the Tel - Aviv Stock Exchange . Forward Looking Statement 2

Company Profile

Proprietary Core Technology

- Advanced clinical stage drug development company with a compelling platform technology
- Several small molecule drug products in Phase II and Phase III clinical studies covered by 14 Patent Families

Financial Summary

- Cash as of September 30, 2016: ~$10.0 million
- Listed on Tel-Aviv Stock Exchange (CFBI) and NYSE MKT (CANF)
- Price per ADR* traded on NYSE MKT = $2.39 (as of 01/04/2017)
- Market Cap = ~$32 million
- ~28 million ordinary shares outstanding; 40 million fully diluted
- US shareholders represent ~60% of investors

*1 ADR = 2 Ordinary Shares

Operations

- Headquarters & Discovery Labs – Petach-Tikva, Israel
- Drug Development & Clinical Trials Group – Boston
- Highly experienced team in clinical trials / regulatory

(NYSE MKT:CANF) (TASE:CFBI)

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CAN-FITE BioPharma Ltd.

From Concept to Technology 4 Company platform technology mimics natural body mechanism to combat cancer and inflammation

Therapeutic Target • A 3 adenosine receptor (A 3 AR ) • Highly expressed in inflammatory and cancer cells Drug product • Small molecules • Orally bioavailable drugs Therapeutic Effect • Anti - inflammatory and anti - cancer effects in Phase II studies; Excellent safety profile A 3 AR is utilized as a Predictive Biomarker • Utilized to predict patient’s response to the drug Platform Technology Targeted therapy, specifically aimed at diseased cells Inflammatory / Tumor Cells Normal Cells A 3 Adenosine Receptor (A 3 AR) 5

Drug Development Pipeline 6 Phase III protocol – IRB Submissions Phase III protocol - Reached Agreement with EMA On - going On - going IRB Submissions

Corporate Partnerships Regional out - licensing deals ~$ 11 million* received to date [Traded on South Korean Stock Exchange (Ticker : A 009290 )] • Exclusive regional license to develop and commercialize Piclidenoson for the treatment of rheumatoid arthritis in Korea • Up to $1.5M in upfront and milestone payments ($0.5M received to date) • 7% royalties 7 [Traded on Nasdaq (Ticker : CPHR ) ; TSX : ( Ticker : CPH] • Exclusive regional license to distribute Piclidenoson for the treatment of rheumatoid arthritis and moderate to severe psoriasis in Canada • Up to CDN$3.65M in upfront and milestone payments ( CDN$1.65M received to date) • 16.5% royalties [Traded on South Korean Stock Exchange (Ticker: 185750)] • Exclusive distribution agreement in South Korea for distribution of Namodenoson for treatment of liver cancer • Up to $3.0M in upfront and milestone payments ($0.5M received to date) • 20% + royalties * $8.5M was from a license with a Japanese company ,SKK; the license was terminated due to SKK’s strategic change of focus to indications not related to autoimmune diseases

Piclidenoson (CF101) – Anti - Inflammatory Effect • Highly Selective A 3 AR Agonist • Nucleoside derivative • Molecular weight - 510.29 • Water insoluble • Orally bioavailable • Half life time in blood – 8 - 9 hours • Is not metabolized in the body; secreted unchanged Properties Proof of concept in pre - clinical pharmacology studies: • Rheumatoid Arthritis • Osteoarthritis • Inflammatory Bowel Disease • Uveitis Anti - Inflammatory Effect Mechanism of Action Fishman et al . Drug Discovery Today 17:359 - 366. 2011. CF101 A 3 Adenosine Receptor (A 3 AR) 8

Phase IIb study, Placebo controlled; 79 patients Rheumatoid Arthritis - Positive Data from Phase II Study 9 *MTX, Biological Drugs *MTX, Biological Drugs 1 mg *

Naive patients no prior systemic therapy Piclidenoson for Rheumatoid Arthritis Methotrexate (MTX) is the recommended first - line therapy according to EULAR and ACR Approximately 70% of RA patients requiring DMARD therapy will start on MTX 1 » 40% in combination with other drugs Piclidenoson opportunity to replace MTX as first - line oral DMARD therapy based on Phase II data » 34% discontinuation rate for MTX due to adverse events 3 Sources: 1) Bassel K., et al., 2013, 2) Company filings, 3) Nikiphorou E, et al., 2014, 4) MTX data is average of six P3 trials of various RA drugs 10 4 2

Piclidenoson Rheumatoid Arthritis Phase III Design Phase III clinical study designed to establish Piclidenoson is non - inferior to MTX in newly diagnosed patients with moderate - to - severe RA • Randomized , double - blind, active and placebo - controlled • Primary endpoint will be DAS at week 12 • Secondary endpoints will include ACR 20 , 50 , 70 scores • 24 week total duration • Correlation between A 3 AR expression and response to Piclidenoson will be analyzed 11

▪ The study did not achieve the primary endpoint of PASI 75 at 12 weeks ▪ Excellent safety profile in all tested dosages ▪ Positive linear data on Weeks 12 to 32 Piclidenoson for Psoriasis 12 63.5% 35.3% 24.7% 10.6% P hase II/III study, Placebo controlled, 325 patients

Piclidenoson Compares Favorably To Celgene’s Otezla 13 • Celgene off to a very strong start with Otezla®, posting sales of $ 472 million in 2015 1 • Peak Otezla® sales estimated at $ 2.35 billion in 2020 2 • Piclidenoson compares well to Otezla® at weeks 24 - 32 3 Sources: 1) Celgene 2015 annual report 2) DrugAnalyst , Ltd. 3) Based on Otezla Phase 3 data vs. CF101 Phase 2 data.

Namodenoson (CF102) – Anti - Cancer & NAFLD/NASH • Highly Selective A 3 AR Agonist • Nucleoside derivative • Molecular weight - 544.73 • Water insoluble • Orally bioavailable • Half life time in blood – 12 hours Drug Profile Proof of concept in pre - clinical pharmacology studies: • Hepatocellular Carcinoma • Colon Carcinoma • Prostate Cancer • Melanoma Pharmacology Profile Mechanism of Action CF 102 A 3 Adenosine Receptor (A 3 AR) 14

Liver Cancer – Positive Data from Phase I/II Study • Very favorable safety profile and lack of hepatotoxicity • Prolongation of survival time • Regression of skin tumor metastases • Stable disease (22%) • Proof of concept for A3AR utilization as a biomarker Market Opportunity 15 Phase I/II Positive Results • Significant unmet need – there is only one drug registered to treat primary liver cancer patients - Nexavar ® (sorafenib ) • According to Datamonitor , the hepatocellular carcinoma market for drugs was projected to reach $1.4 billion in 2019. Nexavar® annual sales, as reported by Bayer, were € 773 million in 2014 Stemmer et al. The Oncologist, 2012

Phase II - Study Protocol • Second - Line Treatment • Advanced Hepatocellular Carcinoma; Child - Pugh B • 78 patients; • US, Europe and Israel • Primary end point: overall survival Regulatory Status • FDA and EMA have granted Orphan Drug status and FDA granted Fast Track status as a second line treatment • Study is ongoing in the US, Europe and Israel Liver Cancer – Phase II Global Study Ongoing 16 Orphan Drug Designation US & EU Fast Track Designation

 Namodenoson for the Treatment of NASH 17 Namodenoson markedly improved liver function & pathology in NAFLD and NASH experimental models • Namodenoson reduces NAFLD Activity Score ( NAS) • Significant decrease in steatosis, ballooning and lobular inflammation • A decrease in plasma ALT and triglyceride levels • Hepato - protective effect (liver regeneration) • Anti - Fibrogenic effect in vitro • Market size - ~$ 35 B by 2025 1 • Recent M&A – Gilead/Nimbus; $ 400 M upfront payment 2 • Leading KOLs on board • Recently filed Phase II protocol with IRBs Sources: 1) Deutsche Bank 2) Gilead press release

CF 602 – Erectile Dysfunction – A Safe Drug 18 Properties Cohen et al . Mediators of Inflammation. 2015 • A 3 AR allosteric modulator • Molecular weight – 411.34 • Water insoluble • Orally bioavailable • Belong to the family of imidazoquinoline derivatives Current status • Manufacturing of CF 602 to be used in pre - clinical studies has been completed • Pre - clinical studies – ongoing Chemical Structure 1 H - imidazo[ 4 , 5 - c]quinolin - 4 - amine Derivatives

CF602 – Reverse Erectile Dysfunction 19 Significant full recovery from erectile dysfunction in diabetic rat model • Dose - dependent, linear effect • Response after single dose of CF602 Novel mechanism of action • Up - regulation of eNOS and VEGF • Improves vasodilation and smooth muscle relaxation Worldwide Sales In 2015 Viagra® = $1.708 Billion 1 Cialis® = $2.311 Billion 2 1) Pfizer 2015 annual report; 2) Eli Lilly 2015 annual report 0 0.05 0.1 0.15 0.2 0.25 0.3 0.35 0.4 0.45 naïve Vehicle CF602 200µg CF602 500µg ICP/MAP p<0.05 p< 0.001

Spotlight on 12 Month Milestones

Piclidenoson – Rheumatoid Arthritis (~$38B Opportunity)	
Phase III Trial Initiation Based on Agreement Reached with EMA	2017
Piclidenoson– Psoriasis (~$9B Opportunity)	
Phase III Trial Initiation Based on Agreement Reached with EMA	2017
Namodenoson – Liver Cancer (~$1.4B Opportunity)	
Complete Patient Enrollment in Phase II Study	H1-2017
Namodenoson – NAFLD/NASH (~$35B Opportunity)	
Phase II Trial Initiation	2017
CF602 – Sexual Dysfunction (~$2.6B Opportunity)	
Preclinical Studies Ongoing	2017

(NYSE MKT:CANF) (TASE:CFBI)

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*Sources: *Visiongain estimates global psoriasis drug market will be $8.9 b by 2018 and the global rheumatoid arthritis drug market will be $38 b by 2017; Datamonitor estimates the HCC drug market at $1.4 b in 2019; GlobalData estimates the global erectile dysfunction drug market at $2.6 b by 2018; Deutsche Bank* puts the peak market for NASH therapies at $35 b to $40 b by 2025.

CAN-FITE BioPharma Ltd.